VEEA INC.

164 E. 83rd Street

New York, NY 10028

August 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Re:	Veea Inc.
Registration Statement on Form S-1
Initially filed July 23, 2025, as amended
File No. 333-288878

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Veea Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 so that it will become effective at 4:15 p.m., Eastern Time, on Tuesday, August 12, 2025 (the “Effective Time”). The Company hereby grants to Jonathan Deblinger, Esq. of Ellenoff Grossman & Schole LLP the authority to communicate to the staff of the U.S. Securities and Exchange Commission one or more requests for any potential deferral of the Effective Time.

Very truly yours,

/s/ Allen Salmasi
Allen Salmasi
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP